

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 27, 2017

<u>Via E-mail</u>
Richard P. Sandulli
c/o Metaurus Advisors LLC
589 Fifth Avenue
Suite 808
New York, NY 10017

> **Re:** **Metaurus Equity Component Trust**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 6, 2017**
> **CIK No. 0001688487**

Dear Mr. Sandulli:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to comment 11 and revised disclosure on page 31. Please revise your disclosure throughout to clarify that the NAV of the Dividend Fund is expected to be lower than the Solactive Dividend Index in between expiration dates of the annual S&P 500 Dividend Futures Contracts. In addition, given this feature of the Dividend Fund, please tell us why you believe it is appropriate to state that the Dividend Fund "seeks to track the Solactive Dividend Index."

2. To the extent that you generate gains or losses on the S&P 500 Dividend Futures Contracts, please tell us how the Dividend Fund and the Ex-Dividend Fund intend to

discount these gains and losses to their present value in order for such Funds to track their respective Underlying Index.

3. We note your disclosure throughout that the Dividend Fund intends to make cash distributions "that generally track, over a one year period, the actual dividends paid by S&P 500 constituent companies." We also note your revised disclosure on page 33 that "cumulative distributions paid by the Dividend Fund during the year will be less than 100% of actual dividends paid by the constituent companies of the S&P 500" due to a number of factors. Please disclose whether the Sponsor has a target for the divergence between distributions paid by the Fund and the actual dividends paid by the constituent companies of the S&P 500 during each year.

Prospectus Summary

Shares Listed on the NYSE Arca, page 2

4. We note your disclosure on page 2 that an indicative Share value will be published through the NYSE Arca every 15 seconds throughout each Business Day. Please expand your disclosure to discuss how this indicative Share value will be calculated.

Charges

Administration Fee, page 8

5. We note your disclosure on page 8 that "[t]his fee shall not exceed 0.10% per annum of a Fund's average daily NAV and is subject to a minimum of $75,000 per year." Please clarify if each Fund is subject to the $75,000 per year minimum or if this minimum is an aggregate amount for the Trust.

Risk Factors

Risk Factors Relating to the Funds

A Fund's performance may experience tracking error, page 18

6. We note your response to comment 17. Please revise to discuss in detail the risks to investors associated with the expectation that the Dividend Fund's net asset value will be below the value of the Solactive Dividend Index in between expiration dates of the annual S&P 500 Dividend Futures Contracts. Please also revise to discuss in detail the risks to investors associated with the anticipated tracking error of less than five percent for the Ex-Dividend Fund relative to the performance of the Solactive Ex-Dividend Index.

Investment Objectives and Strategies of the Funds

Investment Objective of the Funds

The Dividend Fund, page 30

7. We note your disclosure on pages 32-33 that the Sponsor will generally sell a ratable portion of the Dividend Fund's short-term Treasury Securities to fund monthly distributions to Shareholders. If the Dividend Fund sells Treasury Securities in order to fund monthly distributions, it would seem as though the Dividend Fund will hold fewer Treasury Securities relative to the Underlying Index following such sales and, consequently, not accrue as much interest as the Underlying Index until the S&P Dividend Futures Contracts for the current year settle. Please revise to explain the impact of selling Treasury Securities in order to pay monthly cash distributions will have on the Dividend Fund's ability to achieve results that correspond to the Solactive Dividend Index.

The Ex-Dividend Fund, page 33

8. We note your disclosure on page 34 that "[t]he Sponsor seeks for the Ex-Dividend Fund to have a tracking error relative to the performance of the Solactive Ex-Dividend Index of less than five percent." Please disclose the period of time over which the Sponsor seeks to achieve a tracking error of less than five percent (e.g. a day, a month, a year, etc.).

9. Please add disclosure regarding whether the futures market for S&P 500 Index Futures Contracts is and has been in contango or backwardation.

10. We note your disclosure on page 34 that "[t]he expected ordinary cash dividends of the constituent companies of the S&P 500 are reflected in the fair value of the long S&P 500 Index Futures Contracts in which the Ex-Dividend Fund invests. Investors in the Ex-Dividend Fund are not entitled to receive the value of any such ordinary cash dividends because the value of those dividends is paid out by the Ex-Dividend Fund to its counterparty on the S&P 500 Dividend Futures Contracts in which the Ex-Dividend Fund invests." Please revise to clarify that the value of the payments paid out or received by the Ex-Dividend Fund to or from its counterparty will not equal the ordinary cash dividends paid by the constituent companies of the S&P 500.

11. We also note your disclosure on page 34 that the "Ex-Dividend Fund expects to hedge its obligation to pay out such amounts to its counterparties through investment in long S&P 500 Index Futures Contracts." Please tell us why the Ex-Dividend Fund intends to hedge its obligation to pay out such amounts since the stated investment objective of the Ex-Dividend Fund, in part, is to have short exposure to the dividends paid by constituent companies of the S&P 500 Index.

Description of the Solactive Ex-Dividend Index, page 37

12. We note your revised disclosure on page 37 that "[t]he Solactive Ex-Dividend Index includes shares of SPY and short positions in S&P 500 Dividend Futures Contracts for each year from the Ex-Dividend Fund's launch date through December 2027." Please clarify whether the Solactive Ex-Dividend Index will discount the notional value of the short positions in the S&P 500 Dividend Futures Contracts to its present value using the applicable Treasury rates.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: P. Georgia Bullitt, Esq.
        Willkie Farr & Gallagher LLP